Mail Stop 4561

March 3, 2009

VIA U.S. MAIL and FAX 708-344-5658

Robert C. Harvey
President
Oakridge Holdings, Inc.
400 West Ontario Street
Unit 1003
Chicago, IL 60654

> **Re:** **Oakridge Holdings, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **June 30, 2008**
> **Filed September 29, 2008**
> **Form 10-Q for the Quarterly Period Ended**
> **September 30, 2008**
> **Filed November 12, 2008**
> **Form 10-Q for the Quarterly Period Ended**
> **December 31, 2008**
> **Filed February 17, 2009**
> **Definitive Proxy Statement**
> **Filed October 27, 2008**
> **File No. 000-01937**

Dear Mr. Harvey:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended June 30, 2008

Item 1. Business

Cemetery Industry

1. You state that the U.S. Bureau of the Census expects the number of deaths in the U.S. to be 302 million in 2025. This amount appears to be a typographical error. Please revise your filing to correct this typographical error or advise.

Financial Statements

Consolidated Balance Sheets

2. Please tell us how you have complied with SFAS 150, or tell us why you believe it was not necessary to record the non-controlling interest in preneed trust investments as a liability.

Consolidated Statements of Operations

3. You have not provided a complete number for your revenue line item for the year ended June 30, 2008. Also, you have presented earnings per share as a negative amount instead of a positive amount for the year ended June 30, 2008. Please amend your filing to correct these errors.

Consolidated Statements of Cash Flows

4. Please tell us the nature of the investing cash flows related to the perpetual care and trust investments. Also, please tell us how you determined these cash flows would net to zero. Within your response, reference the authoritative accounting literature management relied upon.

2. Summary of Significant Accounting Policies

Revenue Recognition

Cemetery and Mausoleum Space Revenue

5. Please tell us what consideration you have given to the bill and hold criteria found in SAB 104 for certain of your preneed merchandise sales, such as markers.

Aviation Ground Support Equipment

6.   You record revenue from your contract with the U.S. Government on a completed contract basis. Please describe the material terms of your U.S. Government contract. Specifically, address how you complied with ARB 43, SOP 81-1 or SAB 104, as appropriate.

5. Cemetery Perpetual Care Trusts

7.   The narrative disclosure of the increase in trust assets from their original cost basis does not appear to be consistent with the amounts you have disclosed in your table. Please revise or advise.

16. Segment Information

8.   You disclose different amounts for segment operating profit in the first and second tables than the amounts you disclose in your reconciliation of segment operating profit. Please revise or advise.

Part II

Item 5: Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

9.   Please disclose the symbol under which your common stock is in future filings.

Signatures

10.   In future filings, please include the signature of your controller or principal accounting officer. Please refer to General Instruction D of Form 10-K.

Form 10-Q for the quarterly period ended September 30, 2008

General

11.   Within your Management's Discussion and Analysis of Financial Condition and Results of Operations, you disclose that you hired a chief financial officer. Please tell us how you have complied with the General Instructions G to the Form 10-Q, or tell us why you believe it was not necessary to have the new chief financial officer sign the Form 10-Q. Further, please tell us how you have complied with the Exchange Act Rule 13a-14, or tell us why you believe it was not necessary to have the new chief financial officer sign the certification. In addition, please tell us how you determined it was not necessary to file an Item 5.02 Form 8-K.

Form 10-Q for the quarterly period ended December 31, 2008

Consolidated Statements of Cash Flows

12.   Please tell us how you determined it was not necessary to present investing cash flows related to the perpetual care and trust investments. Within your response, reference the authoritative accounting literature management relied upon.

Definitive Proxy Statement

Director Compensation

13.   Please provide a director compensation table in future filings. Please refer to Item 402(r) of Regulation S-K for guidance.

* * * *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney Advisor, at (202) 551-3391 or Duc Dang, Attorney Advisor, at (202) 551-3386 with any other questions.

Sincerely,

Kevin Woody
Branch Chief